Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire THURS Day, MAY 16 2013 Performance Statistics On-Time Experience American Wed MTD Target D-0 59.3 60.8 64.5 A+14 78.0 81.0 80.3 Eagle D-0 65.0 65.0 69.0 A+14 DOT 75.4 76.7 75.9

testing conducted through a four-week period, Agents said they appreciate the new procedure because it allows them to board the aircraft more quickly, and customers spend less time waiting on the jet bridge and more time getting comfortable in their seats. Read more about our new boarding process, and how it helps us deliver a more enjoyable travel experience, on new Jetnet. » Get the Scoop in the Latest Arrivals! Be sure to read this week’s Arrivals newsletter for the latest news from American and US Airways. The May 15 issue features updates from the Integration Management Office (IMO) Planning Summit, letters from appreciative customers, a Culture Club spotlight on internal recognition programs, and details about two thriving international destinations. Read it all on new Jetnet. » New Online Learning Center to Replace Training Site in June As part of our continued investment in our people and the tools they need to succeed, American’s Learning & Development team will transition to a new learning management system this June. As we’re unable to transfer incomplete web training to the new system, please help with the transfer of training records by completing any in-progress web-based courses you may have started in Training Site by June 5. Called the Online Learning Center, the tool consolidates multiple training systems, offers custom reporting options, provides a single location to view training records and improves your learning experience through better search tools, course registration and help resources. We anticipate launching the site on June 10. Find out what awaits you in Online Learning Center. American’s John MacLean Honored for Corporate Supplier Diversity Efforts American’s John MacLean, Vice President of Procurement and Supply Chain, was recognized as one of MBN USA’s Top 75 Leading Men in Corporate Supplier Diversity. In this list, the magazine recognizes exceptional leadership among those committed to diverse business development. “While I am proud of this honor, this is really recognition of American’s commitment and continued support of minority business development,” said MacLean. “Our company and our team understand the power of a diverse and inclusive supply chain as we continue our initiatives that will help grow minority businesses.” » Honor Important Women in Your Life and Earn Extra A Advantage Miles This month, we invite our people to join us in celebrating special women by supporting breast cancer research through our Miles for the Cure campaign with Susan G. Komen. Through May 31, AAdvantage members will receive 15 miles, instead of 10, for every dollar donated to the campaign with a minimum $25 donation. You can also surprise a loved one with an American Airlines/Komen co-branded gift card – for every $50 of travel purchased on a gift card, American will donate $5 when you select the Komen gift card option.

» Endless Summer Fun in the Latest Issue of Celebrated Living Looking for the perfect family getaway? Try one of the 10 family trips of a lifetime featured in the summer issue of Celebrated Living. Conquer the Great Wall of China, cruise the Alaskan wild and so much more. Also, hit the beach in style with the summer’s hottest must-have looks; set sail on a top-notch cruise line; discover heli-fishing in the pristine waters of New Zealand, Canada or Chile; meet Lars Ulrich, avid art collector, fitness buff, world traveler, oh, and drummer for a little band known as Metallica; and much more. Read the edition online. AMR in the News From Chicago Business Journal American Wants New Nonstops to Sao Paulo American is in the final stages of petitioning the U.S. Department of Transportation to fly between Chicago’s O’Hare and Sao Paulo, Brazil. If the carrier is successful, the new route would be the only South American nonstop route American would operate from Chicago. American’s Miami and DFW hubs have a number of nonstop flights to various South American destinations. If the DOT grants American’s request, service would begin in October 2014. Chicago Mayor Rahm Emanuel said “this proposed service… would not only provide significant consumer benefits to the traveling public in the Chicago area, but also generate consumer benefits for passengers in numerous cities and regions in the United States.” American also is petitioning the DOT to begin service in November of this year from Los Angeles to Sao Paulo. Industry News From Bloomberg

Crude Oil and Jet Fuel Closing Fuel Prices for Wednesday, May 15 Crude oil was $94.30 a barrel, up $0.09 from the previous day .Jet fuel price was $113.65 a barrel, up $0.46. It’s a Fact The new boarding process follows successful testing done earlier this year at American Airlines gates at airports in Austin, Texas (AUS), Baltimore (BWI), Denver (DEN), Fort Lauderdale, Fla. (FLL), Kansas City, Mo. (MCI), Minneapolis-St. Paul (MSP) and Washington-Dulles (IAD). JETWIRE is published by Communications, Editor – Lance Goulet, email: jetwire@aa.com Additional Information and Where To Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com. US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction. Cautionary Statement Regarding Forward-Looking Statements This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on

Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.